Exhibit 2

Announcement  | Lisbon  | 3 July 2014

Additional clarifications regarding treasury applications

Following the press release disclosed by Portugal Telecom, SGPS, S.A. (“PT”) on 30 June 2014 in relation to the media reports relating to the treasury application in commercial paper of Rio Forte Investments SA (“Rioforte”), a company of Grupo Espírito Santo (“GES”), PT informs that, having always provided all information requested by Oi S.A. (“Oi), is completely focused on the resolution of this question.

In this context, PT is providing all support to Oi regarding the necessary actions to ensure to Oi the maximum protection of the treasury application in Rioforte’s commercial paper.

PT strongly believes that the various parties, PT, Oi and GES, will be able to find the adequate solutions to protect the interests of both PT and Oi shareholders.

Henrique Granadeiro

Chairman of the Board and Chief Executive Officer

Luis Pacheco de Melo

Chief Financial Officer

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the NYSE Euronext Lisbon and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt